EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourth Meeting of the Seventh Session of the

Board of Supervisors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the seventh session of the Board of Supervisors of the Company (the “Board of Supervisors”) was held on December 16, 2021 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated December 2, 2021. All of the Company’s five supervisors attended the Meeting in person, including Jia Yuzeng, chairperson of the Board of Supervisors, and Niu Kailong, Cao Qingyang, Wang Xiaoqing and Lai Jun, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the 2022 Work Plan of the Board of Supervisors of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 16, 2021